FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2006

Commission File Number: 000-51440

CHINA MEDICAL TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

No. 24 Yong Chang North Road

Beijing Economic-Technological Development Area

Beijing 100176

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CHINA MEDICAL TECHNOLOGIES, INC.

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MEDICAL TECHNOLOGIES, INC.

By:	/s/ Takyung (Sam) Tsang
Name:	Takyung (Sam) Tsang
Title:	Chief Financial Officer

Date: June 16, 2006

Exhibit 99.1

CHINA MEDICAL TECHNOLOGIES REPORTS FINANCIAL RESULTS FOR THE FOURTH QUARTER AND THE FULL YEAR OF THE FISCAL YEAR ENDED MARCH 31, 2006

Beijing, China, June 16, 2006 - China Medical Technologies, Inc. (the “Company”) (Nasdaq: CMED), a leading China-based medical device company that develops, manufactures and markets high intensity focused ultrasound products and advanced in-vitro diagnostic systems, today announced its financial results for the fourth quarter and the full year of the fiscal year ended March 31, 2006.

Record net revenues and net income for the fourth quarter and the full year

Highlights for the fourth quarter of the fiscal year ended March 31, 2006:

•	Net revenues were RMB111.7 million (US$13.9 million), an increase of 50.5% year-over-year and 1.1% sequentially.

•	Net income was RMB69.0 million (US$8.6 million), an increase of 75.1% year-over-year and 21.3% sequentially.

•	Fully diluted earnings per ADS were RMB2.52 (US$0.31) for the quarter.

Highlights for the fiscal year ended March 31, 2006:

•	Net revenues were RMB371.8 million (US$46.4 million), an increase of 70.9% year-over-year.

•	Net income was RMB199.0 million (US$24.8 million), an increase of 68.1% year-over-year.

•	Fully diluted earnings per ADS were RMB8.05 (US$1.00 ) for the year.

“I am very pleased with our results from the fourth quarter,” said Xiaodong Wu, Chairman and Chief Executive Officer. “We set a record for net revenues and net income, despite slightly lower revenue from our HIFU business due to typical seasonality. Our ECLIA business had a successful quarter, achieving another record for quarterly results, largely due to solid growth in recurring orders for the reagents used with our equipment. Revenue contribution from the ECLIA business increased from approximately 20% of our total annual net revenues in the fiscal year ended March 31, 2005 to about 34% for the current fiscal year. We plan to launch a fully automatic ECLIA analyzer and a number of new reagents this year to further increase the contribution from this business. Additionally, we are the sole sponsor of a long term HIFU study initiated by the PRC Ministry of Health. As a part of this study, leading PRC hospitals will be engaged to study the long term effectiveness of HIFU therapy in the treatment of cancer. The project will use a systematic approach to study and verify the complementary benefits of using HIFU technology in conjunction with other conventional cancer treatments such as radiation and chemo therapy. We expect the project to help strengthen the profile of HIFU technology in the PRC medical community and we will continue to work hard to deliver another year of solid growth for the upcoming fiscal year.

Sam Tsang, Chief Financial Officer, commented “Our annual net revenues increased 70.9% and met the full year guidance that we provided last year. Our annual net income exceeded our guidance, rising 68.1%. Both our HIFU and ECLIA businesses experienced substantial growth due to the low current penetration, high growth rate in the medical device sector in the China market, our leadership in HIFU technology and successful implementation of our marketing strategies. We have recruited a number of quality people and invested more resources in different functions to support and sustain the high growth of our businesses. During this stage of high growth, we closely monitor various financial indicators, including gross margin, operating expenses, accounts receivable, inventory and capital expenditures to ensure that the Company maintains its healthy financial condition.”

FOURTH QUARTER UNAUDITED FINANCIAL RESULTS

Revenues, net. Total net revenues increased 50.5% to RMB111.7 million (US$13.9 million) for the fiscal quarter ended March 31, 2006 from RMB74.2 million for the fiscal quarter ended March 31, 2005, and increased 1.1% from RMB110.5 million for the fiscal quarter ended December 31, 2005. The Company’s revenues are divided between two operating lines, HIFU therapy system sales and ECLIA system sales, which include sales of ECLIA analyzers and reagent kits.

Revenues from sales of the Company’s HIFU therapy system increased 34.1% to RMB73.9 million (US$9.2 million) for the fiscal quarter ended March 31, 2006 from RMB55.1 million for the fiscal quarter ended March 31, 2005, and decreased 3.8% from RMB76.8 million for the fiscal quarter ended December 31, 2005. The year-over-year growth in HIFU therapy system sales was primarily attributed to the increased awareness of the product and the technology, and the low current penetration in the China market. The slight decrease in HIFU therapy system sales compared to the previous quarter was primarily due to seasonality in the HIFU business. Generally, sales of the Company’s HIFU therapy system have been the highest in the December quarter during the fiscal year. Revenues from sales of the ECLIA system increased 97.9% to RMB37.8 million (US$4.7 million) for the fiscal quarter ended March 31, 2006 from RMB19.1 million for the fiscal quarter ended March 31, 2005, and increased 12.2% from RMB33.7 million for the fiscal quarter ended December 31, 2005. The significant increase in the Company’s ECLIA system sales was due primarily to the rapid acceptance of the ECLIA system in the medical community in China and higher recurring revenue from reagent kit sales due to the increased installed base of ECLIA analyzers. Currently, our analyzers are equipped with 38 types of reagent kits, and a number of reagent kits for other applications are expected to be available for sale in the near future.

Cost of revenues. Cost of revenues increased 55.1% to RMB33.5 million (US$4.2 million) for the fiscal quarter ended March 31, 2006, from RMB21.6 million for the fiscal quarter ended March 31, 2005, and increased 2.4% from RMB32.7 million for the fiscal quarter ended December 31, 2005. These increases resulted primarily from increases in expenditures on raw materials and components, which were due primarily to a significant increase in the number of HIFU therapy systems and ECLIA systems that were sold in the fourth quarter.

Gross margin. Gross margin decreased slightly to 70.1% for the fiscal quarter ended March 31, 2006, from 71.0% for the fiscal quarter ended March 31, 2005 and 70.4% for the fiscal quarter ended December 31, 2005.

Operating expenses. Our operating expenses increased significantly to RMB25.1 million (US$3.1 million) for the fiscal quarter ended March 31, 2006 from RMB7.5 million for the fiscal quarter ended March 31, 2005, and increased 15.1% from RMB21.8 million for the fiscal quarter ended December 31, 2005. These increases in operating expenses were due primarily to the higher headcount in relation to the expansion of our operations since the introduction of our ECLIA system in September 2004. In addition, we are in the initial stages of planning an application for U.S. FDA approval of our HIFU therapy system. The costs associated with the start of these activities, as well as the costs related to continued product development of our HIFU therapy system and ECLIA analyzers and reagent kits, increased marketing activities, expenses incurred as a result of becoming a public company and higher performance bonuses to employees also contributed to the increase in operating expenses. Operating expenses as a percentage of revenues increased to 22.5% for the fiscal quarter ended March 31, 2006 from 10.1% for the fiscal quarter ended March 31, 2005 and 19.7% for the fiscal quarter ended December 31, 2005.

Other income. Other income increased 55.3% from RMB3.8 million for the fiscal quarter ended December 31, 2005 to RMB5.9 million (US$0.7 million) for the fiscal quarter ended March 31, 2006. There was no other income for the fiscal quarter ended March 31, 2005. This increase resulted primarily from the fee received from the arrangement of the secondary offering of the Company’s ADSs that were sold by certain shareholders in March 2006.

Interest income. Interest income increased significantly to RMB7.2 million (US$0.9 million) for the fiscal quarter ended March 31, 2006 from RMB25,000 for the fiscal quarter ended March 31, 2005, and increased 24.1% from RMB5.8 million for the fiscal quarter ended December 31, 2005. These increases were due primarily to interest income that was generated from the net proceeds received from the initial public offering in August 2005 and an increase in bank interest rates.

Income tax expense/credit. An income tax credit of RMB2.8 million (US$0.3 million) was recorded for the fiscal quarter ended March 31, 2006 compared to income tax expense of RMB5.7 million for the fiscal quarter ended March 31, 2005, and RMB8.6 million for the fiscal quarter ended December 31, 2005. The credit was primarily due to the Company’s PRC subsidiary which received an approval from tax authorities in February 2006 for the extension of its income tax concession. The income tax rate for the subsidiary was reduced from 15% to 10% for a period of three years with effect from January 2005. As a result of the above tax concession, the Company changed the tax rate used to record income tax. This resulted in a reversal of income tax accrued as of December 31, 2005 of approximately RMB8.8 million.

Net income. Net income increased 75.1% to RMB69.0 million (US$8.6 million) for the fiscal quarter ended March 31, 2006 from RMB39.4 million for the fiscal quarter ended March 31, 2005, and increased 21.3% from RMB56.9 million for the fiscal quarter ended December 31, 2005.

Cash flow. Cash flow from operating activities was RMB83.9 million (US$10.5 million) for the fiscal quarter ended March 31, 2006. As of March 31, 2006, the Company’s cash balance was RMB843.8 million (US$105.3 million).

FULL YEAR UNAUDITED FINANCIAL RESULTS

Revenues, net. Total net revenues increased 70.9% to RMB371.8 million (US$46.4 million) for the fiscal year ended March 31, 2006, from RMB 217.5 million for the fiscal year ended March 31, 2005.

Revenues from sales of the Company’s HIFU therapy system increased 39.1% to RMB246.7 million (US$30.8 million) for the fiscal year ended March 31, 2006 from RMB177.3 million for the fiscal year ended March 31, 2005. Revenues from sales of the ECLIA system increased significantly to RMB125.1 million (US$15.6 million) for the fiscal year ended March 31, 2006 from RMB40.3 million for the fiscal year ended March 31, 2005. HIFU therapy system sales and ECLIA system sales, accounted for 66.4% and 33.6% of the Company’s sales, respectively, for the fiscal year ended March 31, 2006.

Cost of revenues. Cost of revenues increased 71.1% to RMB110.5 million (US$13.8 million) for the fiscal year ended March 31, 2006, from RMB64.6 million for the fiscal year ended March 31, 2005.

Gross margin. Gross margin remained at 70.3% for both the fiscal year ended March 31, 2006 and the fiscal year ended March 31, 2005.

Operating expenses. Our operating expenses increased significantly to RMB68.0 million (US$8.5 million) for the fiscal year ended March 31, 2006, from RMB24.4 million for the fiscal year ended March 31, 2005. Our operating expenses as a percentage of revenues increased to 18.3% for the fiscal year ended March 31, 2006 from 11.2% for the fiscal year ended March 31, 2005.

Other income. Other income increased significantly to RMB9.8 million (US$1.2 million) for the fiscal year ended March 31, 2006, from RMB1.6 million for the fiscal year ended March 31, 2005.

Interest income. Interest income increased significantly to RMB14.0 million (US$1.7 million) for the fiscal year ended March 31, 2006, from RMB0.2 million for the fiscal year ended March 31, 2005.

Income tax expense. Income tax expense increased 52.1% to RMB18.1 million (US$2.3 million) for the fiscal year ended March 31, 2006, from RMB11.9 million for the fiscal year ended March 31, 2005. The Company’s effective tax rate for the fiscal year ended March 31, 2006 was 8.3%, compared to 9.1% for the fiscal year ended March 31, 2005.

Net income. Net income increased 68.1% to RMB199.0 million (US$24.8 million) for the fiscal year ended March 31, 2006, from RMB118.4 million for the fiscal year ended March 31, 2005.

Cash flow. Cash flow from operating activities was RMB176.5 million (US$22.0 million) for the fiscal year ended March 31, 2006.

For the convenience of readers, certain RMB amounts have been translated into U.S. dollars at the rate of RMB8.0167 to US$1.00, the noon buying rate in the City of New York for cable transfers of RMB per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, as of March 31, 2006.

OUTLOOK FOR THE FISCAL YEAR ENDING MARCH 31, 2007

The Company will provide guidance on estimated annual net revenues and net income for the fiscal year ending March 31, 2007 when it reports financial results for the first quarter of the fiscal year ending March 31, 2007.

OTHER COMPANY NEWS

The Company announces the resignation of Ms. Ting Zheng and Mr. Minshi Shen from their positions as directors of the Company. Golden Meditech, one of the Company’s major shareholders, expressed that it does not intend to nominate another candidate to replace Ms. Zheng given that its current ownership in the Company dropped below 10% after its sale of the Company’s ADSs in March 2006.

After the resignation of Ms. Zheng and Mr. Shen, the Board of Directors of the Company is currently composed of five directors, four of whom are independent directors. Mr. Xiaodong Wu, Chairman and Chief Executive Officer of the Company, commented, “We thank Ms. Zheng and Mr. Shen for their great contribution to the board during the time they served as members of the board. At the same time, we believe this marks a significant change to our board of directors and that it will enhance our corporate governance practices by increasing the level of independence of our board.” Mr. Shen will continue to serve as Chief Operating Officer of the Company.

CONFERENCE CALL

China Medical’s management team will host a conference call at 9:00AM EST on June 16, 2006 (or 9:00PM June 16, 2006 in the Beijing/HK time zone) following this earnings announcement.

The conference call will be available live via webcast at: www.chinameditech.com. A replay of the webcast will be available for one month on this website.

The dial-in details for the live conference call: U.S. Toll Free Number +800-260-8140, International dial-in number +1-617-614-3672; Passcode CMEDCALL.

A telephone replay of the call will be available after the conclusion of the conference call through June 17, 2006. The dial-in details for the replay: U.S. Toll Free Number +888-286-8010, International dial-in number +1-617-801-6888; Passcode 16640453.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the Outlook section and quotations from management in this press release, as well as China Medical’s strategic and operational plans, contain forward-looking statements. China Medical may also make written forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements to third parties made by its officers, directors or employees. Statements that are not historical facts, including statements about China Medical’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, China Medical’s dependence on its core product, the HIFU therapy system; China Medical’s limited operating history; China Medical’s dependence on a small number of distributors for a significant portion of its revenues; fluctuations in quarterly operating results; failure to remain competitive in the industries in which it operates; and other risks outlined in China Medical’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1. China Medical does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About China Medical Technologies, Inc.

China Medical Technologies, Inc. is a China-based medical device company that develops, manufactures and markets products in China using HIFU, for the treatment of solid cancers and benign tumors. China Medical believes that it is a leader in the design and development of HIFU tumor therapy devices in China. In addition, China Medical believes that it is the first China-based company to offer an advanced in-vitro diagnostics system, or IVD system, using enhanced chemiluminescence, or ECLIA, technology to detect and monitor various diseases and disorders through laboratory evaluation and analysis of blood, urine or other body fluids.

FOR FURTHER INFORMATION

Charles Zhu

China Medical Technologies, Inc.

Tel: 86 10 6787 1166

Email: charles.zhu@chinameditech.com

Tip Fleming

Christensen

Tel: 1 917 412 3333

Email: tipfleming@ChristensenIR.com

China Medical Technologies, Inc.

Condensed Consolidated Balance Sheet

	As of
	March 31, 2005	December 31, 2005	March 31, 2006
	(1)	Unaudited	Unaudited	Unaudited
	RMB	RMB	RMB	US$
	(in thousands)
Assets
Current assets
Cash and cash equivalents	14,646	765,050	843,791	105,254
Trade accounts receivable	85,766	149,142	155,751	19,428
Prepayments and other receivables	20,573	21,523	26,260	3,276
Amounts due from related parties	—	245	—	—
Inventories	13,830	7,665	10,380	1,295

Total current assets	134,815	943,625	1,036,182	129,253
Property, plant and equipment, net	75,288	104,863	105,570	13,169
Intangible assets, net	239,662	228,474	224,744	28,034
Lease prepayments, net	8,003	7,858	7,811	974
Deferred income taxes	—	—	1,534	191

Total assets	457,768	1,284,820	1,375,841	171,621

Liabilities
Current liabilities
Trade accounts payable	22,595	24,727	33,833	4,220
Amounts due to related parties	100,421	—	—	—
Accrued liabilities and other payables	64,862	49,816	73,872	9,215
Income tax payable	9,395	29,130	21,602	2,694
Dividend payable	4,225	—	—	—
Current installments of long-term loan	24	—	—	—

Total current liabilities	201,522	103,673	129,307	16,129
Amount due to a related party	2,293	—	—	—

Total liabilities	203,815	103,673	129,307	16,129

Shareholders’ equity
Share capital
Ordinary shares US$0.1 par value: 500,000,000 authorized; 200,000,001, 273,600,001 and 273,600,001 issued and outstanding as of March 31, 2005, December 31, 2005 and March 31, 2006, respectively	165,530	225,125	225,125	28,082
Additional paid-in capital	—	739,936	739,936	92,299
General reserve fund	14,852	14,852	22,275	2,779
Unearned compensation	—	(282)	(226)	(28)
Accumulated other comprehensive loss – cumulative translation adjustments	—	(2,061)	(5,737)	(716)
Retained earnings	73,571	203,577	265,161	33,076

Total shareholders’ equity	253,953	1,181,147	1,246,534	155,492

Total liabilities and shareholders’ equity	457,768	1,284,820	1,375,841	171,621

(1)	Derived from audited financial statements included in the Company’s F-1 registration statement filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 10, 2005.

China Medical Technologies, Inc.

Condensed Consolidated Statements of Income

	For the Three Months Ended				For the Years Ended
	March 31, 2005	December 31, 2005	March 31, 2006		March 31, 2005	March 31, 2006
	Unaudited RMB	Unaudited RMB	Unaudited RMB	Unaudited US$	(1) RMB	Unaudited RMB	Unaudited US$
	(in thousands except for per ADS information)
Revenues, net	74,230	110,515	111,712	13,935	217,547	371,767	46,374
Cost of revenues	(21,571)	(32,720)	(33,455)	(4,173)	(64,579)	(110,494)	(13,783)

Gross profit	52,659	77,795	78,257	9,762	152,968	261,273	32,591
Operating expenses:
Research and development	(1,146)	(6,646)	(5,078)	(633)	(2,815)	(14,374)	(1,793)
Sales and marketing	(1,715)	(3,985)	(4,038)	(504)	(4,960)	(15,327)	(1,912)
General and administrative	(4,635)	(11,218)	(15,995)	(1,995)	(16,644)	(38,309)	(4,779)

Total operating expenses	(7,496)	(21,849)	(25,111)	(3,132)	(24,419)	(68,010)	(8,484)

Operating income	45,163	55,946	53,146	6,630	128,549	193,263	24,107
Other income/ (expense)	(40)	3,820	5,905	737	1,599	9,790	1,221
Interest income	25	5,767	7,204	898	194	14,048	1,752
Interest expense	—	—	—	—	(5)	—	—

Income before tax	45,148	65,533	66,255	8,265	130,297	217,101	27,080
Income tax (expense)/ credit	(5,716)	(8,640)	2,752	343	(11,854)	(18,088)	(2,256)

Net income	39,432	56,893	69,007	8,608	118,443	199,013	24,824

Earnings per ADS – basic	1.97	2.08	2.52	0.31	5.92	8.06	1.01

- diluted	1.97	2.08	2.52	0.31	5.92	8.05	1.00

Weighted average number of ADS – basic (2)	20,000,000	27,360,000	27,360,000	27,360,000	20,000,000	24,687,826	24,687,826

- diluted (2)	20,015,137	27,397,521	27,406,167	27,406,167	20,001,800	24,716,317	24,716,317

(2)	The weighted average number of ADS (each ADS represents 10 ordinary shares) used to calculate earnings per ADS for period prior to the corporate reorganization in January 2005 has been retrospectively determined based upon the exchange ratio used to issue shares as part of the reorganization. For the periods ended March 31, 2005 and 2006 and December 31, 2005, diluted earnings per ADS have been computed to give effect to 800,000 ordinary shares issuable upon exercise of the options granted on March 14, 2005 and August 9, 2005.

Details of the reorganization can be found in the Company’s F-1 registration statement filed with the SEC on August 10, 2005.

China Medical Technologies, Inc.

Condensed Consolidated Statements of Cash Flows

	For the Years Ended
	March 31, 2005	March 31, 2006
	(1) RMB	Unaudited RMB	Unaudited US$
	(in thousands)
Cash flow from operating activities
Net income	118,443	199,013	24,824
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:
Depreciation of property, plant and equipment	3,379	3,782	472
Loss on disposal of property, plant and equipment	146	—	—
Amortization of lease prepayments	190	191	24
Amortization of intangible assets	8,702	14,918	1,861
Amortization of share-based compensation	—	238	30
Changes in assets and liabilities:
Trade accounts receivable	(43,927)	(69,985)	(8,730)
Prepayments and other receivables	(14,537)	(5,687)	(709)
Inventories	(5,704)	3,450	430
Deferred income tax	—	(1,534)	(191)
Trade accounts payable	9,971	11,238	1,402
Accrued liabilities and other payables	59,237	8,701	1,085
Income tax payable	6,621	12,207	1,522
Amount with related party	2,250	—	—

Net cash provided by operating activities	144,771	176,532	22,020

Cash flow from investing activities
Capital expenditure, including interest capitalized	(3,809)	(34,064)	(4,249)
Purchase of intangible assets from a related party	(148,364)	—	—
Proceeds of time deposits with original maturity over three months	26,500	—	—
Repayment to a related party for the remaining balance on the purchase for a building	(4,807)	(100,000)	(12,474)
Net repayments and advances from related parties	2,813	(2,714)	(339)

Net cash used in investing activities	(127,667)	(136,778)	(17,062)

Cash flow from financing activities
Net proceeds from issue of new shares	—	799,067	99,675
Principal payments on long-term loan	(142)	(24)	(3)
Dividends paid	(26,430)	(4,225)	(527)

Net cash provided by/ (used in) financing activities	(26,572)	794,818	99,145

Effect of foreign currency exchange rate change on cash	—	(5,427)	(676)

Net increase/ (decrease) in cash and cash equivalents	(9,468)	829,145	103,427
Cash and cash equivalents:
At beginning of year	24,114	14,646	1,827

At end of year	14,646	843,791	105,254